UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ALTEVA, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

936750108
(CUSIP Number)

Peter Gottlieb, President
North Star Investment Management Corporation
20 N. Wacker Drive
Suite 1416
Chicago, IL 60606
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 936750108

1.	Names of Reporting Persons.

North Star Investment Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 429,371
Shares Bene-
ficially by	8.	Shared Voting Power 0
Owned by Each
Reporting	9.	Sole Dispositive Power 429,371
Person With

	10.	Shared Dispositive Power 115,255

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,626

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions)
IA

Item 1. Security and Issuer

            This statement on Schedule 13D relates to shares of Common Stock, par value $.01 per share (the “Common Stock”), of Alteva, Inc., a New York corporation (the “Issuer”), which were purchased by investment advisory clients of the Reporting Person (the “Shares”). The principal executive offices of the Issuer are located at 401 Market Street, Philadelphia, PA 19106.

Item 2. Identity and Background

(a)-(c) The reporting person is: North Star Investment Management Corporation (the “Reporting Person”), a Delaware corporation. The Reporting Person is a privately-held investment advisor which is wholly-owned by North Star Financial Services Corp. (the “Holding Company”). The Reporting Person provides investment advisory services to public mutual and private investment funds (“Funds”) and accounts held by corporations, individuals and others (the “Separately Managed Accounts”).

            The business address of both the Reporting Person and the Holding Company is: 20 N. Wacker Drive, Suite 1416, Chicago, IL 60606

            (i) The names, addresses and principal occupations of each of the Reporting Person’s executive officers, each member of the Reporting Person’s Board of Directors and any other persons ultimately in control of the Reporting Person are set forth below:

            Peter Gottlieb – President, Director and control person of Reporting Person

            Eric Kuby – Chief Investment Officer, Director and control person of Reporting Person

            (ii) The names, addresses and principal occupations of each of the Holding Company’s executive officers, each member of the Holding Company’s Board of Directors and any other persons ultimately in control of the Reporting Person are set forth below:

            Eric Kuby – President, Director and control person of Holding Company

            Peter Gottlieb – Secretary, Treasurer, Director and control person of Holding Company

            The address for each of the individuals listed above is 20 N. Wacker Drive, Suite 1416, Chicago, IL 60606.

(d)        During the last five years, neither the Reporting Person, the Holding Company, nor, to the best of the Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, neither the Reporting Person, the Holding Company, nor, to the best of the Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Both Mr. Gottlieb and Mr. Kuby are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

            The Shares purchased on behalf of the respective Funds were purchased with monies obtained by the Funds through capital contributions from investors in the Funds. The Shares purchased on behalf of the Separately Managed Accounts were purchased with personal funds of the account holders.

            The total amount of funds used by the Reporting Person’s advisory clients to purchase the Shares reported herein is $4,798,697.

Item 4. Purpose of Transaction

            The Shares were purchased for investment purposes on behalf of the advisory clients of the Reporting Person. The Reporting Person intends to evaluate from time to time the investment goals and objectives of its advisory clients, other investment opportunities available to them, and general economic, market and other conditions, as well as the Issuer's business operations and prospects and the price and availability of shares of Common Stock. Based on such evaluations, the Reporting Person may determine at any time to cause its advisory clients to acquire additional shares of Common Stock or sell or otherwise dispose of some or all of the Shares.

            On December 16, 2014, the Reporting Person sent a letter to the Chairperson of the Board of Directors of the Issuer (the “Issuer Letter”) in which, among other things, the Reporting Person expressed disappointment in the performance of the Board of Directors of the Issuer and specifically requested that management’s plans for the substantial capital on the Issuer’s balance sheet be made more transparent. Based on a number of considerations set forth in the letter, the Reporting Person also encouraged the Board of Directors of the Issuer to engage an independent financial advisor to provide assistance in considering alternatives to increase shareholder value, including going private. The foregoing description of the Issuer Letter is qualified in its entirety by reference to the full text of the Issuer Letter, a copy of which appears as Exhibit A to this Schedule 13D and is incorporated by reference into this Item 4.

            The Reporting Person may seek to engage in discussions with the management or other representatives of the Issuer, other shareholders of the Issuer or other persons concerning the subject matter of the Issuer Letter or otherwise concerning the Issuer or its business or operations. Such discussions may relate to any one or more of the transactions specified below in clauses (a) through (j) of this Item 4.

            Except as described above, the Reporting Person has no plans or proposals which relate to or would result in:

             (a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

             (b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

             (c)        A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

             (d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e)        Any material change in the present capitalization or dividend policy of the Issuer;

             (f)        Any other material change in the Issuer's business or corporate structure;

             (g)        Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              (h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

              (j)        Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

              (a)        The Reporting Person is the beneficial owner of a total of 544,626 Shares, representing approximately 9.1% of the shares of the Common Stock outstanding (based on 5,975,970 shares of Common Stock outstanding on November 3, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014). Except as described in this Item 5(a), none of the persons named in Item 2 other than the Reporting Person beneficially own any of the securities reported herein.

            (b)        The Reporting Person has sole voting and dispositive power over the 429,371 Shares held, in the aggregate, by the Funds and has shared dispositive power over the 115,255 Shares held in the Separately Managed Accounts.

            (c)        Certain information regarding transactions in shares of the Common Stock effected by the Reporting Person within the last 60 days is set forth in Schedule 1 to this Schedule 13D.

            (d)        Not applicable.

            (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             There are no contracts, arrangements, understandings or relationships between the Reporting Person or any executive officers or directors of the Reporting Person, and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the investment advisory contracts between the Reporting Person and its investment advisory clients, in which the advisory clients grant to the Reporting Person voting and investment power generally with respect to securities held in their respective accounts, including shares of the Issuer.

Item 7. Material to Be Filed as Exhibits

             Exhibit A – Letter dated December 16, 2014 from the Reporting Person to the Chairperson of the Board of Directors of the Issuer

Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2014	NORTH STAR INVESTMENT MANAGEMENT CORPORATION By: /s/ Peter Gottlieb Name: Peter Gottlieb Title: President

SCHEDULE 1

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

             The following table sets forth all transactions that were effected during the past sixty (60) days in shares of Common Stock by the Reporting Person. Each transaction was effected in the open market through a broker-dealer.

Transaction Date	Type of Transaction	Number of Shares	Amount	Price
10/22/2014	Purchase	13,900	$98,241	$7.07
10/23/2014	Purchase	800	$5,677	$7.10
10/24/2014	Purchase	4,500	$32,012	$7.11
10/27/2014	Purchase	100	$720	$7.20
10/27/2014	Sale	(62,800)	$(442,134)	$7.04
10/29/2014	Purchase	6,900	$48,852	$7.08
10/31/2014	Purchase	1,144	$8,100	$7.08
11/7/2014	Purchase	1,200	$8,496	$7.08
11/10/2014	Purchase	17,956	$127,179	$7.08
11/12/2014	Purchase	11,200	$79,631	$7.11
11/13/2014	Purchase	400	$2,929	$7.32
11/14/2014	Purchase	8,616	$61,001	$7.08
11/17/2014	Purchase	148	$1,058	$7.15
11/19/2014	Purchase	5,000	$36,273	$7.25
11/21/2014	Purchase	10,036	$71,058	$7.08
11/26/2014	Purchase	1,895	$13,502	$7.13
11/28/2014	Purchase	3,105	$22,138	$7.13
12/2/2014	Purchase	5,000	$33,996	$6.80
12/4/2014	Purchase	5,000	$33,422	$6.68
12/9/2014	Sale	(2,300)	$(16,219)	$7.05
12/11/2014	Purchase	1,026	$7,318	$7.13
12/15/2014	Purchase	1,345	$9,563	$7.11

EXHIBIT A

FULL TEXT OF LETTER FROM NORTH STAR INVESTMENT MANAGEMENT CORPORATION TO THE CHAIRPERSON OF THE BOARD OF DIRECTORS OF THE ISSUER

Eric Kuby
North Star Investment Management Corp.
20 N. Wacker Drive #1416
Chicago, IL 60606

December 16, 2014

Kelly C. Bloss
Alteva, Inc.
401 Market Street, First Floor
Philadelphia, PA 19106

Ms. Bloss,

We feel that it is in our best interest to publicly express our disappointment in the current Board of Directors of Alteva, Inc. as stewards of shareholder capital. We would encourage the Company to aggressively implement the stock buyback plan announced August 25, 2014. It appears that as of September 30, 2014 the Company has yet to purchase any shares under this program.

We feel that it would serve the entire shareholder base to have a more transparent process in regards to management’s plans for the excess capital on the balance sheet, which we believe would be more value additive in the hands of shareholders. That being said, we would encourage the Board, whose fiduciary responsibility it is to represent shareholder’s best interests, to immediately begin a process to retain an independent financial advisor in light of the excess cash on the balance sheet, recent $8/share offer by Juniper Investment Management Company, and the possibility that the Company would be better served if private.

Thank you,

Eric Kuby
Chief Investment Officer

THE CIVIC OPERA BUILDING • 20 NORTH WACKER DRIVE • SUITE 1416 • CHICAGO, ILLINOIS 60606
312.580.0900 PHONE • 312.580.0901 FAX